Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

August 29th, 2011

RE:                           National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 23, 2011

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Filed July 22, 2011

File No. 001-14960

Letter from the Securities and Exchange Commission (the “Commission”) to National Bank of Greece S.A. (the “Bank”) dated August 25, 2011

Dear Ms. Heyes,

Thank you for providing us with your comments regarding our Form 20-F for the Fiscal Year Ended December 31, 2010 as filed on 23rd of June 2011. According to the letter, the Commission would like to receive our response to the comments, or an indication of when the Bank can provide a response, within ten business days from August 25, 2011.

We have started diligently going through your comments and drafting our response to ensure that you will be provided with the appropriate information which will allow you to better understand our disclosure.

In order for us to finalize the review of our responses with our independent auditors and legal counsel, we would like to request from the Commission an extension to the deadline, pursuant to which we would provide our response by September 30,  2011.

We believe that this extension will give us the necessary time to address your comments and prepare a high quality response.

Thank you for your kind consideration.

Apostolos Tamvakakis